Exhibit 99.1

Aurora Cannabis Acquires Controlling Interest in Bevo Farms

NASDAQ | TSX: ACB

Long Term Investment Expected to Deliver Aurora Immediate Positive Cash Flow

  Aurora acquires a controlling interest in Bevo; one of the largest suppliers of propagated vegetables and ornamental plants in North America with proven track record of profitability
  Bevo will continue to be run by existing management team; robust growth plan includes use of Aurora Sky for ornamental plant cultivation and for vegetable propagation
  Transaction is expected to be immediately accretive adding ~$9 million of LTM Adjusted EBITDA; Aurora remains on track to achieve consolidated positive Adjusted EBITDA run rate exiting the first half of fiscal 2023.

EDMONTON, AB, Aug. 25, 2022 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, is pleased to announce today that a wholly-owned subsidiary of the Company has acquired a controlling interest in Bevo Agtech Inc. ("Bevo"), the sole parent of Bevo Farms Ltd., one of the largest suppliers of propagated vegetables and ornamental plants in North America (the "Bevo Transaction"). Concurrent with closing of the Bevo Transaction, Bevo entered into an agreement to acquire the Company's Aurora Sky facility in Edmonton, Alberta through the acquisition of one of Aurora's wholly-owned subsidiaries (the "Aurora Sky Transaction" and together with the Bevo Transaction, the "Transaction").

The Transaction allows Aurora to immediately benefit from a profitable, cash flow positive and growing business, and may have the potential to drive long term value to Aurora's existing cannabis business via the application of Bevo's industry leading plant propagation expertise. Aurora, through its wholly-owned subsidiary, will acquire 50.1% of Bevo's outstanding common shares, take a controlling position on Bevo's board of directors and financially consolidate Bevo. Bevo's experienced management team are to remain significant shareholders and stay in place to embark on a robust growth plan, including the use of the Aurora Sky facility for orchid cultivation and vegetable propagation.

Founded in 1986, Bevo operates 63 acres of greenhouse in British Columbia, Canada; is led by a management team with over 85 years of agricultural experience, and supplies greenhouses, nurseries, field farms and wholesalers. Bevo has consistently demonstrated growth in revenue and earnings over the past decade through process improvements and facility expansions. For the twelve months ended June 30, 2022, Bevo has achieved revenues of $39 million and Adjusted EBITDA of $9 million (excluding non-recurring rental revenue). Bevo's business exhibits seasonality driven by agricultural grow cycles, with the strongest financial period being from January to June.

Management Commentary

"This investment once again demonstrates our disciplined capital allocation approach and is consistent with both our short term needs and long-term vision to be the leading global cannabis company. Bevo's track record in generating not only positive Adjusted EBITDA but free cash flow, world class propagation expertise, and established distribution networks in Canada and the United States makes them an ideal strategic partner," said Miguel Martin, Chief Executive Officer of Aurora. "We expect this investment and collaboration between industry leaders will drive significant shareholder value and synergies for both parties. We are also excited about Bevo repurposing Aurora Sky and the potential to expand the scale and scope of their business and saving significant costs previously expected in connection with the wind down and sale of the facility".

Leo Benne, President & CEO of Bevo, added, "Since inception, Bevo has taken great pride in utilizing state-of-the-art technology to become a leading plant propagator in North America. We are delighted to join forces with Aurora to pursue our high growth strategy, starting with our move into Alberta which allows us to significantly expand Bevo's addressable market. We are incredibly happy that the Aurora team is committed to keeping all of our facilities dedicated to our customer base, and to expanding our operations into Alberta through the addition of the Aurora Sky facility. It is clear that the Aurora team is deeply aligned with our existing business plans and objectives for profitable growth, and we look forward to building upon the strengths of Aurora as a sponsor to accelerate our business."

Strategic Rationale

  Supports Aurora's timeline to profitability with positive and growing Adjusted EBITDA and free cash flow. The Transaction is aligned with Aurora's plan to achieve Adjusted EBITDA profitability on a run-rate basis in the first half of fiscal 2023, as Bevo has consistently achieved positive and growing Adjusted EBITDA for over 10 years.
  Bevo's management team is pursuing a high-growth business plan intended to scale Adjusted EBITDA from current levels, starting with conversion of the Aurora Sky facility for non-cannabis agriculture. Repurposing of the Aurora Sky facility is expected to generate revenue and Adjusted EBITDA with minimal capital investment needed to retrofit the facility, while saving on facility shutdown costs. This is expected to allow Bevo to greatly increase its production capability, extend its shipping range, and access new regional greenhouse demand in Canada and the United States.
  Bevo employs proprietary and innovative processes and greenhouse technology designed to provide industry-leading efficiency. Ability to leverage Bevo's propagation capabilities is expected to enhance Aurora's existing genetics licensing business (Occo) to create healthy clones for sale and could potentially lead to large scale cannabis propagation across the industry.
  Bevo's management team will retain substantial equity ownership and partner with Aurora to drive profitable growth across both businesses. Bevo's existing management team, who have a proven track record of achieving consistent revenue growth and driving EBITDA improvement through innovative agricultural processes, will remain in place with significant equity ownership.

Transaction Details

Aurora is purchasing its controlling interest in Bevo from certain of Bevo's existing shareholders (the "Bevo Selling Shareholders"). Total cash consideration paid by a subsidiary of Aurora on closing was approximately $45 million. Up to an additional $12 million shall be payable by a subsidiary of Aurora to the Bevo Selling Shareholders over the three years following closing of the Bevo Transaction, conditional on Bevo successfully achieving certain financial milestones at its Site One facility in Langley, which additional amounts may be satisfied, at Aurora's option, through the issuance of Aurora common shares, subject to approval of the Toronto Stock Exchange.

Up to $25 million could be payable over time by Bevo to Aurora in connection with the Aurora Sky Transaction, based on Bevo successfully achieving certain financial milestones at the Aurora Sky Facility. Closing of the Aurora Sky Transaction is conditional upon receipt of certain third-party consents.

Advisors

Lazard Canada Inc. acted as exclusive financial advisor and Stikeman Elliott LLP acted as legal counsel to Aurora in connection with the Transaction.

Agentis Capital Advisors acted as exclusive financial advisor and Fasken Martineau DuMoulin LLP acted as legal counsel to Bevo in connection with the Transaction.

About Aurora Cannabis

Aurora is a global leader in the cannabis industry, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Whistler, Being and Greybeard, as well as CBD brands, Reliva and KG7. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

About Bevo

Bevo is North America's leading supplier of propagated agricultural plants, operating approximately 63 acres of greenhouse facilities on 98 acres of land in Langley, BC, 50 acres of land in Aldergrove, BC, and 20 acres of land in Pitt Meadows, BC. Bevo's main products are the propagation of vegetable plants such as tomatoes, peppers, cucumbers, and other plants such as bedding plants, flowers and grasses. Bevo markets its products to established greenhouse growers, nurseries and retail outlets throughout North America.

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding the Transaction, including, but not limited to: the expected timing for closing of the Aurora Sky Transaction; the impact of the Transaction on the Company's premiumization strategy and position in the Canadian recreational market; the impact of the Transaction on the Company's path to profitability and goal to achieve Adjusted EBITDA profitability in the first half of fiscal 2023; the synergies, revenue, positive cash flow and positive Adjusted EBITDA expected to be realized as a result of the Transaction; the expansion of the scale and scope of Bevo's business in connection with the Aurora Sky Transaction and the potential for conditional additional consideration to be paid in connection with the Transactions.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations (with respect to the Transactions and the repurposing of the Aurora Sky facility and more generally with respect to future acquisitions), management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 27, 2021 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures in this news release include, but are not limited to, "Adjusted EBITDA".

Adjusted EBITDA is calculated as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, acquisition costs, foreign exchange, share of income(losses) from investment in associates, government grant income, fair value gains and losses on financial instruments, gains and losses on deemed disposal, losses on disposal of assets, restructuring charges, onerous contract provisions, out-of-period adjustments, and non-cash impairments of deposits, property, plant and equipment, equity investments, intangibles, goodwill, and other assets. Adjusted EBITDA is intended to provide a proxy for the Company's operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora, and excludes out-of-period adjustments that are not reflective of current operating results. Adjusted EBITDA increases comparability between comparative companies by eliminating variability resulting from differences in capital structures, management decisions related to resource allocation, and the impact of FV adjustments on biological assets and inventory and financial instruments, which may be volatile and fluctuate significantly from period to period.

For an explanation of this measure to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the Company's news release of February 10, 2022, a copy of which is available under the Company's profile on SEDAR at www.sedar.com the discussion below.

Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:05e 25-AUG-22